

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

February 23, 2018

Mr. Timothy Skidmore
Chief Financial Officer
CHS, Inc.
5500 Cenex Drive
Inver Grove Heights, MN 55077

>   **Re: CHS, Inc.**
>   **Form 10-K for the Year Ended August 31, 2017**
>   **Filed November 9, 2017**
>   **Form 10-Q for the period Ended November 30, 2017**
>   **Filed January 10, 2018**
>   **File No. 001-36079**

Dear Mr. Skidmore:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the period ended November 30, 2017

Note 10 - Derivative Financial Instruments, page 16

Derivatives Designated as Fair Value Hedging Strategies, page 19

1.   Please revise your future filings to provide the required disclosures under ASC 815-10-50 for your derivatives designated as fair value hedging strategies. Refer to ASC 270-10-50-1(l).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346, Jim Dunn at (202) 551-3724 or me at (202) 551-3750 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief
Office of Transportation and Leisure